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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             (Rules 13e-3 and 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CURTIS INTERNATIONAL LTD.
                       (Name of Subject Company (Issuer))

                            CURTIS INTERNATIONAL LTD.
                             (Name of Filing Person)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   231461 10 4
                      (CUSIP Number of Class of Securities)

                                  Aaron Herzog
                             Chief Executive Officer
                                315 Attwell Drive
                           Etobicoke, Ontario M9W 5C1
                                 (416) 674-2123
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                             Arthus S. Marcus, Esq.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                  (212)752-9700


                            CALCULATION OF FILING FEE
                            -------------------------
          Transaction valuation*                  Amount of filing fee**
                $1,460,116                               $292.02
          ----------------------                  ----------------------


* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, no par value, of Curtis International Ltd. not currently owned by the principal shareholders and primary officers of Curtis International Ltd. at a purchase price of $0.80 per share, net to the seller in cash, without interest. This calculation also assumes that the holders of the 1,825,145 shares of common stock tendered for hereby will agree to sell such shares.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule

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and the date of its filing.

Amount Previously Paid:    Not Applicable   Filing party:   Not Applicable
Form or Registration No.:  Not Applicable   Date filed:     Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by Curtis International Ltd., an Ontario corporation (the "Company" or the "Issuer," as appropriate), to purchase all its outstanding shares of common stock, no par value per share (the "Common Shares") not currently held by Aaron and Jacob Herzog, the principal shareholders and primary officers of the Company, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"). The Herzog Group owns approximately sixty-six percent (66%) of the issued and outstanding Common Shares. The Common Shares are tendered for pursuant to the tender offer (the "Tender Offer") at a purchase price of $0.80 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1) and
(A)(4) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise specifically stated, all monetary figures refer to US Dollars.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.


ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the Company is Curtis International Ltd., which is the issuer of the Common Shares subject to the Tender Offer. The Company's principal executive offices are located at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The telephone number for the Company is (416) 674-2123. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd.," which information is incorporated herein by reference.

(b) Securities. The securities which are the subject of the Tender Offer consist of the Company's common stock, no par value (the "Common Shares"). As of April 30, 2001, there were 5,373,145 Common Shares outstanding, of which


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the Herzog Group owns 3,548,000. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION," which information is incorporated herein by reference.

(c) Trading Market and Price. The Common Shares are traded in the Nasdaq Small Cap Market under the symbol "CURT." Trading in the Common Shares has been limited and sporadic. The Common Shares are not listed for trading on any exchange. Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Common Shares; Dividends," which information is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an offer tendered by the Company. The address of the Company is 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS-- 3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS-4. Material Federal Income Tax Consequences", "THE OFFER--1. Terms of the Offer", "THE OFFER--2. Acceptance for Payment and Payment", "THE OFFER--3. Procedures for Accepting the Offer and Tendering the Common Shares", "THE OFFER--4. Withdrawal Rights", "THE OFFER--8. Conditions to the Offer", and "THE OFFER--9. Legal Matters" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements involving the subject company's securities. Aaron Herzog, the President and Chief Executive Officer of the Company, Jacob Herzog, its Principal Accounting Officer, Treasurer and Secretary, the A&E Herzog Family Trust and the Herzog Family Trust collectively own approximately sixty-six percent (66%) of the Common Shares. While the members of the Herzog Group have executed no formal agreement with respect to the Tender Offer in particular, the members of the Herzog Group are parties to a voting agreement specifying that they will vote their shares together.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-8. Certain Effects of the Offer" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-8. Certain Effects of the Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-5. Financing of the Offer" is incorporated herein by reference.

(b)  Conditions.  Not applicable.

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(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. See Item 8 (b) below.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS--7. Beneficial Ownership of the Common Shares", "SPECIAL FACTORS-7. Transactions and Arrangements Concerning the Common Shares" and "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The financial statements contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 27, 2000, the Form 10 K/A filed with the Commission on October 20, 2000 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on January 16, 2001 and April 16, 2001 are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

         (1)  None other than previously disclosed.

         (2)  See (3) below.

         (3) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.

         (4) Not applicable.

         (5) Not applicable.

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1) and (A)(4), is incorporated herein by reference.

ITEM 12. EXHIBITS.

(A)(1) Offer to Purchase dated May 1, 2001.

(A)(4) Form of Letter of Transmittal for Common Shares.

(A)(5) Form of Notice of Guaranteed Delivery.

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Due partly to the fact that it is a condition to the tender offer for the Common Shares that the Common Shares be held of record by fewer than 300 persons after the closing of the offer, this transaction constitutes a "going-private" transaction. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.


ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION

(d) Dividends. The information is set forth in the Offer to Purchase under the Caption "THE OFFER--5. Price Range of the Common Shares; Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. The Company completed its initial public offering pursuant to a registration statement on Form SB-2 that the Commission declared effective on November 12, 1998. The Company sold 1,673,145 Common Shares for the price of Five US Dollars per share ($5.00) for aggregate proceeds of $8,365,145

(f) Prior Stock Purchases. The information set forth in "SPECIAL FACTORS--7. Transactions and Arrangements Concerning the Common Shares" is hereby incorporated by reference.


ITEM 3 OF SCHEDULE 13E-3    IDENTITY AND BACKGROUND OF FILING PERSON

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. Not applicable.


ITEM 4 OF SCHEDULE 13E-3    TERMS OF THE TRANSACTION

(c) Different Terms. None.

(d) Appraisal Rights. Shareholders who do not accept the Company's Offer will be granted appraisal rights as provided for under Ontario law. See "SPECIAL FACTORS--8. Certain Effects of the Offer."

(e) Provisions for Unaffiliated Security Holders. Unaffiliated security holders have access to the Company's public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm. No other information or services are provided to the unaffiliated security holders. Unaffiliated security holders are asked to contact MacKenzie Partners, Inc., the Company's Information Agent, collect at (212) 929-5500 or Toll-Free at (800) 322-2885.

(f) Eligibility for Listing or Trading. Not applicable.



ITEM 5 OF SCHEDULE 13E-3  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND
                          AGREEMENTS

(a) Transactions. See (c) below.

(b) Significant Corporate Events. See (c) below.

(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the caption "SPECIAL

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FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-3. Interests
of Certain Persons in the Offer" is incorporated herein by reference.


ITEM 7 OF SCHEDULE 13E-3.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Alternatives. Not applicable.

(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS-4. Material Federal Income Tax Consequences" and "SPECIAL FACTORS-8. Certain Effects of the Offer" is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3.    FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. See (b) below.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(c) Approval of Security Holders. Not applicable.

(d) Unaffiliated Representative. At the request of David Ben-David, the Company's independent Director, the Board of Directors has retained Rodman & Renshaw, Inc. ("Rodman") to produce a Fairness Opinion to be delivered to all shareholders, which is attached hereto as Exhibit (A)(2).

(e) Approval of Directors. The rule 13e-3 transaction has been approved by a majority of the Company's non-employee directors.

(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The Company has received a Fairness Opinion from Rodman & Renshaw on the fairness of the transaction, which Fairness Opinion is attached hereto as Exhibit (A)(2). In addition, the information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

         (1) The identity of the preparer of the Fairness Opinion is Rodman & Renshaw, Inc. ("Rodman").

         (2) Rodman & Renshaw, an investment bank, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

         (3) The method the Company used to select Rodman & Renshaw was a resolution adopted by the Company's board of directors after discussions with several investment banks.


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         (4)      Not applicable.

         (5) The price at which the Company is offering to purchase its outstanding Common Shares (the "Common Share Offer Price") was determined by the Company.

         (6)      Summary of the Fairness Opinion:
                  (i) The Company did not place any limitations on Rodman on the scope of the investigation.
                  (ii) The instructions given Rodman by the Company consisted of informing the Company's Board of Directors whether, in Rodman's opinion, $0.80 per Common Share is a fair price for the Company to offer its shareholders.
                  (iii) The procedures followed by Rodman were to examine any information in the public domain that Rodman deemed relevant to its task. In addition, where information on the Company is concerned, Rodman accepted as true and correct the information made available to it by the Company or derived from other sources, and relied on the representations made to Rodman by the Company's senior management that, to the best knowledge of management, nothing has occurred that would render the information provided to Rodman incomplete, false or misleading.
                  (iv) Rodman's bases for and methods of arriving at the conclusion were to review any financial information deemed relevant to the discharge of its responsibilities, including the Offer to Purchase, the market price of the Company's Common Shares in comparison with that of similar companies, the listing status of the Company's Common Shares and the impact of a potential delisting from Nasdaq, the performance of the Company and the terms of recent acquisitions of a similar nature. In addition, Rodman, discussed anything it deemed pertinent with management of the Company, assessed general market and economic conditions and, finally, reviewed any other information it deemed appropriate.
                  (v) Based on the foregoing, Rodman found that $0.80 is a fair price for the Company to offer its shareholders, but made no recommendations in this or any other regard.



(c) Availability of Documents. The Fairness Opinion is provided herewith, attached as Exhibit (A)(2).

ITEM 10 OF SCHEDULE 13E-3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Expenses. The Information contained in the Offer to Purchase under the caption "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 12 OF SCHEDULE 13E-3.   THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interest of Certain Persons in the Offer" is incorporated herein by reference.

(e) Recommendations of Others. No member of the Herzog Group has made a recommendation with respect to the Offer.

ITEM 14 OF SCHEDULE 13E-3.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR
                             USED

(b) Employees and Corporate Assets. Aaron and Jacob Herzog, the members of the Herzog Group, are the Company's principal officers. They will be responsible for the Company's role in the Offer. The Company will be responsible for the expenses incurred in connection with the Tender Offer.

ITEM 16 OF SCHEDULE 13E-3    EXHIBITS

(c)      (A)(2) Form of Fairness Opinion

(f) (A)(3) Rights of Dissenting Shareholders under the Ontario Business Corporation Act

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

         Curtis International Ltd.


         /s/ Aaron Herzog
         -----------------------
         Aaron Herzog
         Chief Executive Officer

Date: May 1, 2001


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